



INVEST IN **CHASE ANALYTICS CORPORATION**

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Technology company focused on developing data analytics software and business applications

chaselytics.com Fort Worth, TX

EARLY BIRD TERMS: $61,584 LEFT

$38,416
reserved of a $50,000 goal

RESERVE
min $100

$ 0

RESERVE

WATCH FOR UPDATES

INVESTMENT TERMS

Priced Round
~~$25M~~ $22.5M pre-money valuation

Early Bird Bonus: The first $100K of investments will be at a $22.5M pre-money valuation

Investor Perks: $250, $500, $1K, $5K, $10K

What is reservation?

CHASE ANALYTICS CORPORATION is "testing the waters" to evaluate investor interest.

We need to reach a reservation goal of **$50k** before being allowed to engage with investors on the WeFunder platform.

WeFunder has 1.6 million investors, and engaging with them can help us raise the needed funds to grow the company

- If paying by Credit Card, Wefunder will pre-authorize their credit card to ensure it is active and can be charged. The pre-authorization will drop off the credit card holder's account within 48 hours.

Please note that you also do not have to transfer any funds when making a reservation. Funding your Wefunder Cash account is completely optional.

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